NO ACT

PE 12-24-08



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





Received SEC
FEB 17 2009
Washington, DC 20549

February 17, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-17-09

Re: Bristol-Myers Squibb Company
Incoming letter dated December 24, 2008

Dear Ms. Goodman:

This is in response to your letters received on December 24, 2008 and February 9, 2009 concerning the shareholder proposal submitted to Bristol-Myers by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

February 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 24, 2008

The proposal requests a report on Bristol-Myers' lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program and on lobbying activities and expenses of any entity supported by Bristol-Myers during the 110th Congress.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7), as relating to Bristol-Myers' ordinary business operations (i.e., lobbying activities concerning its products). Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

February 9, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bristol-Myers Squibb Company; Supplemental Letter Regarding Stockholder Proposal of the AFL-CIO Reserve Fund Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On December 24, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, Bristol-Myers Squibb Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the AFL-CIO Reserve Fund (the "Proponent"). The Proposal requests that the Company's Board of Directors prepare a report describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program ("Medicare Part D").

The No-Action Request indicated our belief that the Proposal may be excluded from the 2009 Proxy Materials in reliance on Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., lobbying activities that relate to the Company's products). As discussed in the No-Action Request, Medicare Part D is a federal program that directly relates to the pharmaceutical products sold by the Company, and there is a long line of Staff precedent establishing that stockholder proposals directed at lobbying activities related to a company's products are excludable pursuant to Rule 14a-8(i)(7).

We write supplementally to respond to correspondence dated January 23, 2009 from the Proponent regarding the No-Action Request (the "Proponent's Response"). The Proponent's Response attempts to cast the Proposal as one involving a significant social policy issue in order to avoid exclusion of the Proposal under Rule 14a-8(i)(7). In so doing, the Proponent's Response mischaracterizes one of the precedents cited in the No-Action Request and attempts to distinguish other precedent on grounds that are not relevant. For the reasons discussed below and in the No-Action Request, the relevant precedent clearly establishes that lobbying activities related to a company's products are ordinary business matters, and that the Proposal is excludable on this basis pursuant to Rule 14a-8(i)(7).

The analysis in the No-Action Request relies in part on *Philip Morris Companies, Inc. (Sisters of St. Francis)* (avail. Feb. 22, 1990) (the "Philip Morris Letter"). There, the Staff concurred in the exclusion under Rule 14a-8(c)(7), the predecessor of Rule 14a-8(i)(7), of a stockholder proposal asking Philip Morris Companies, Inc. ("Philip Morris") to make available a report listing its lobbying activities and expenditures "to influence domestic and foreign legislation regarding restricting cigarette advertising as well as smoking in public places in the U.S. and elsewhere, and to open foreign markets to U.S. tobacco products." In concurring that Philip Morris could exclude this proposal, the Staff noted that "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products. The proposal, therefore, appears to deal with decisions made by the [c]ompany with respect to its business operations." As expressed in the No-Action Request, we believe that the Philip Morris Letter is directly on point and that the Proposal may be excluded in reliance on the Philip Morris Letter and subsequent, similar authority cited in the No-Action Request.

The Proponent's Response attempts to distinguish the Philip Morris Letter by arguing that the proposal there was excludable on ordinary business grounds because Philip Morris successfully "demonstrated that the proposal involved 'whether the company should get out of that [tobacco] business'" altogether. The Proponent's Response goes on to state that the Proposal, by contrast, "is merely designed to inform shareholders of the Company's lobbying activities on the Medicare Prescription Drug Program, not whether the Company should get out of the prescription drug business." However, the Proponent's Response confuses the lobbying proposal addressed in the Philip Morris Letter with another proposal that sought to amend the company's articles of incorporation to change its corporate purpose and stop the "production, marketing and sale of cigarettes anywhere in the world." *Philip Morris Companies, Inc. (Adrian Dominican Sisters)* (avail. Feb. 22, 1990). This proposal, together with the lobbying proposal addressed in the Philip Morris Letter and a third proposal, were the subject of three separate no-action requests submitted by Philip Morris on the same day, as well as a later, supplemental letter discussing all three proposals. The Proponent's Response also quotes language from the supplemental letter in support of the argument that the proposal in the Philip Morris Letter was excludable because it involved whether the company should exit the tobacco business altogether. However, the quoted language has nothing to do with the lobbying proposal; instead it relates to an entirely different proposal – the proposal seeking to amend Philip Morris' articles of incorporation. The mischaracterization of this quotation attempts to attribute to Philip Morris an argument that it did not make about the lobbying proposal and, more importantly, that is not relevant to the excludability of the Proposal. Therefore, we continue to believe that the Proposal may be excluded under Rule 14a-8(i)(7), consistent with the Philip Morris Letter, because it relates to the Company's ordinary business operations (i.e., lobbying activities that relate to the Company's products).

The Proponent's Response also attempts to distinguish some of the no-action letters cited in the No-Action Request on the basis that the proposals in those letters, "unlike the Proposal before Bristol-Myers, requested the company to limit lobbying or cease lobbying on specific legislation." The Proponent's Response takes the position that the Proposal is distinguishable because it asks only for a report on lobbying relating to Medicare Part D, and not a restriction or limitation on lobbying. However, the result in the Philip Morris Letter demonstrates that this distinction is irrelevant because the proposal in the Philip Morris Letter asked only for a report on lobbying activities and did not seek to restrict or halt these activities. The Staff's long line of precedent confirms that the relevant question is whether or not the lobbying that is the subject of the proposal relates to the company's products, not whether or not the proposal requests the cessation or limitation of lobbying. *See General Electric Co.* (avail. Jan. 29, 1997); *Philip Morris Companies, Inc.* (avail. Jan. 3, 1996); *General Motors Corp.* (avail. Mar. 17, 1993). As described in the No-Action Request, Medicare Part D is a federal program designed to help Medicare beneficiaries pay for the costs of prescription drugs. The Company is engaged in a variety of activities relating to prescription drugs, including development, manufacturing and sales. The Company's pharmaceuticals segment accounted for over 80% of the Company's revenue in 2007. Thus, Medicare Part D is directly related to the Company's products, and any of the Company's lobbying activities related to Medicare Part D are ordinary business matters.

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., lobbying activities that relate to the Company's products).

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Amy L. Goodman

ALG/als

cc: Sandra Leung, Bristol-Myers Squibb Company
Robert E. McGarrah, Jr., Office of Investment, AFL-CIO

100598168_6.DOC

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 23, 2009

By e-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Bristol-Myers Squibb Company's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Bristol-Myers Squibb Company ("Bristol-Myers" or the "Company") by letter dated December 24, 2009 that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to Bristol-Myers urges:

> the Board of Directors [to] prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Bristol-Myers argues that the Proposal is excludable because it "addresses matters related to the Company's ordinary business operations." The fact of the matter is, however, that the Proposal specifically addresses the significant social policy issue of federal prescription drug price regulation, an issue that has been and continues to be before the President, the Congress and the Nation. The Proposal does not seek to influence or to micro-manage the Company in any way whatsoever. It merely requests a report to shareholders on past lobbying activity by the Company on a significant social policy issue that is subject to federal reporting requirements under the Lobbying Disclosure Act of 1995. The Staff has consistently recognized the distinction between "ordinary business" and significant social policy issues such as the one presented in this Proposal, granting shareholders a right to vote on significant social policy issues, while properly protecting companies from improper shareholder interference in matters of ordinary business.

II. Federal prescription drug price regulation in the Medicare program is a significant social policy issue.

Medicare is the cornerstone of health care coverage for every American over the age of 65. Enacted in 1965 and financed by payroll taxes, Medicare did not provide coverage for prescription drugs until 2003. Congress passed The Medicare Modernization Act (MMA), a voluntary outpatient prescription drug benefit for people on Medicare, known as Part D. MMA went into effect in 2006. All 44 million elderly and disabled beneficiaries have access to the Medicare drug benefit through private plans approved by the federal government.[1] "In terms of dollars, the number of people affected, and the political stakes involved, the Medicare prescription-drug bill is the most important health care legislation passed by Congress since the enactment of Medicare and Medicaid in 1965."[2]

The Proposal's Supporting Statement recites these facts and also describes the significant social policy issue of federal price regulation in Medicare. Prescription drug prices are, of course, central to the cost of the Medicare prescription drug benefit, and the Proposal also describes the cost of the Program. The cost of Medicare and, in particular, the Medicare prescription drug benefit, have been and remain major concerns for the President, the Congress, business and Medicare beneficiaries.[3] Indeed, prior to its enactment, this significant social policy issue was described as follows:

> Increases in the costs of drugs have provided much of the political fuel driving Congress to consider adding prescription-drug coverage to Medicare benefits. Beneficiaries without such coverage pay the highest prices for prescription drugs
> when they buy them at community pharmacies. Since 1995, the rate of increase in drug expenditures has been approximately twice that of total health care expenditures,

---

[1] Kaiser Family Foundation, "The Medicare Prescription Drug Benefit," (Washington, DC: 2008).
[2] Drew E. Altman, "The New Medicare Prescription Drug Legislation," 350 New England Journal of Medicine 9-10 (January 1, 2004).
[3] "As head of the Department of Health and Human Services, Mr. [Tom] Daschle said he would want authority to negotiate drug prices under Medicare's drug benefit and fix the coverage gap known as the doughnut hole." The Wall Street Journal, January 8, 2009.

according to the Health Care Financing Administration (HCFA). The pharmaceutical industry has maintained its standing as the most profitable sector of the economy.[4]

The plain language of the Proposal is carefully framed to deal only with this significant social policy issue and not the ordinary business operations of the Company.

III. While the Company is subject to federal lobbying disclosure requirements under the Lobbying Disclosure Act of 1995, shareholders have no way to determine what the Company has done on this significant social policy issue.

The Lobbying Disclosure Act of 1995 requires the Company to report quarterly to the Clerk of the House of Representatives on its expenditures for lobbying in the Congress. The Company's most recent quarterly filing for 2008 (Exhibit A, Page 9) reveals just one entry on the significant social policy issue at the heart of the Proposal:

> NO BILL, Medicare Part D Oversight. Lobbied Members of Congress to educate on the benefits of private negotiation in Medicare.

Shareholders cannot determine what the Company has done, nor can they determine how much the Company has spent on this significant social policy issue. The act of reporting in no way micro-manages the Company. In fact, the act of reporting lobbying is more akin to the act of reporting on political campaign contributions, which are also required to be reported by federal and state laws. Moreover, the Staff has determined that Proposals requesting reports to shareholders on political contributions are not excludable under Rule 14a-8(i)(7). *Exxon Mobil Corporation,* 2004 SEC No-Act. LEXIS 455 (March 5, 2004) (proposal requesting that Exxon Mobil prepare and submit to shareholders a report, updated annually, containing the following: (1) Exxon Mobil's policies for political contributions made with corporate funds, political action committees sponsored by Exxon Mobil, and employee political contributions solicited by senior executives of the company; (2) an accounting of Exxon Mobil's political contributions; (3) a business rationale for each of Exxon Mobil's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to Exxon Mobil's political contributions.); *American International Group, Inc.* 2004 SEC No-Act. LEXIS 354 (February 19, 2004) (proposal requesting that AIG prepare and submit to shareholders a report, updated annually, containing the following: (1) AIG's policies for political contributions made with corporate funds, political action committees sponsored by AIG, and employee political contributions solicited by senior executives of the company; (2) an accounting of AIG's political contributions; (3) a business rationale for each of AIG's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to AIG's political

[4] John K. Iglehart, "Medicare and Prescription Drugs," 344 New England Jouranl of Medicine 1010 (March 29, 2001).

contributions.); *Time Warner, Inc.* 2004 SEC No-Act. LEXIS 267 (February 11, 2004) (proposal similar to *Exxon Mobil* at 2004 SEC No-Act. LEXIS 455 (March 5, 2004).

IV. The Proposal addresses a significant social policy issue before the Company and may not be excluded under Rule 14a-8(i)(7).

The Company argues that the Proposal must be excluded pursuant to Rule 14a-8(i)(7), citing Exchange Act Release 40018 (May 21, 1998) and its "two 'central considerations' for the ordinary business exclusion." The first consideration involves tasks that are fundamental to the daily business operations of the company. The second is the "degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal passes muster on each of these considerations.

The Company seeks to frame the Proposal narrowly as one that involves its day-to-day pricing activities for its products. The plain language of the Proposal reveals that it does nothing of the kind. It has nothing at all to do with daily operations and everything to do with the significant social policy issue of federal regulation of prescription drug prices in the Medicare program. As for micro-managing the Company, the Proposal involves a report on past lobbying activities, as is required under the Lobbying Disclosure Act. This has nothing to do with micro-managing the Company and everything to do with a description of past lobbying activity on a significant social policy issue involving everyone concerned with prescription drug prices in the Medicare program.

Indeed, Staff decisions on similar proposals involving significant social policy issues have held that they are not excludable. *E. I. du Pont de Nemours and Company,* 2005 SEC No-Act. LEXIS 318 (February 28, 2005) (proposal urging the board to report expenditures by category and specific site on attorney's fees, expert fees, lobbying and public relations/media expenses, relating to the health and environmental consequences of PFOA exposures, to DuPont's remediation of sites where PFOA is present, and PFOA-related litigation); *JPMorgan Chase & Co,* 2008 SEC No-Act. LEXIS 329 (March 7, 2008) (proposal requesting a report on JPMorgan Chase's process for identifying and prioritizing legislative and regulatory public policy activities); *The Dow Chemical Company,* 2003 SEC No-Act. LEXIS 338 (March 7, 2003) (proposal requesting that the board of directors issue a report summarizing Dow Chemical's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins, and describes other matters [lobbying] to be included in the report); *Chevron Corporation,* 2006 SEC No-Act. LEXIS 278 (February 28, 2006) (proposal requesting that the board of directors report Chevron's expenditures by category on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of drilling sites in Ecuador, as well as expenditures on remediation of the Ecuador sites); *General Electric Company,* 2004 SEC No-Act. LEXIS 135 (February 2, 2004) (proposal requesting that the board of directors report expenditures by category and specific site on attorney's fees, expert fees, lobbying and public relations/media expenses, relating to the health and environmental consequences of PCB exposures to GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures in actual remediation of PCB contaminated sites).

For its part, the Company cites *Philip Morris Companies, Inc.* 1990 SEC No-Act. LEXIS 327 (February 22, 1990) where the proposal requested a "report on the company's lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets." Unlike Bristol-Myers, Philip Morris Companies argued in its letter to the SEC that:

> when the question presented was whether the company should be in a line of business, the existence of an important policy issue typically did not override exclusion on (c)(7) grounds. Thus, as we have advanced in our earlier letter [to the SEC] the line drawn by the Staff appears to distinguish between shareholder efforts undertaken for important policy reasons, on the one hand, to influence how management conducts business and, on the other hand, to determine whether the company should get out of that business. (Emphasis in original) *Id.*, at 3

Philip Morris Companies demonstrated that the proposal involved "whether the company should get out of that [tobacco] business," while Bristol-Myers makes no such argument, nor could it. Proponent's Proposal is merely designed to inform shareholders of the Company's lobbying activities on the Medicare Prescription Drug Program, not whether the Company should get out of the prescription drug business.

The Company also cites *General Electric Co.*, 1997 SEC No-Act. LEXIS (January 29, 1997) where the proposal would have required "the board of directors to prohibit payment of company funds to oppose citizen ballot initiatives, except for initiatives specifically targeting GE products, other than nuclear reactors, and initiatives which are
demonstrably designed to give a competitive advantage to another company." But *General Electric Co.*, like *Philip Morris Companies*, sought to curtail the company's activities in its ordinary business operations.

The same is true of the Company's reliance upon *Philip Morris Companies, Inc.* (January 3, 1996) and *General Motors Corp.* (March 17, 1993). Each proposal, unlike the Proposal before Bristol-Myers, requested the company to limit lobbying or cease lobbying on specific legislation. The Proposal before Bristol-Myers asks for nothing more than a report on past lobbying activities by the Company, not a restriction or limitation of any kind. Indeed, the one reference in the Proposal to shareholder value refers to "how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies," not at all a request to reduce or in any way limit lobbying by the Company, nor can this in any way be construed to be an attempt to involve shareholders in the day-to-day business of the Company. It is merely an attempt by shareholders to seek Bristol-Myers Squibb lobbying information bearing on a significant social policy issue that is already subject to federal lobbying disclosure requirements.

The entire thrust of the Proposal before Bristol-Myers is on a report to shareholders of past lobbying by the Company. It has nothing whatsoever to do with restricting the Company's activity in any way at all. Nor does it ask for or contemplate delving into any matter that relates to the day-to-day business decisions at the Company. It is aimed outwardly, at a report on the Company's past lobbying activities on a significant social policy issue.

V. Conclusion

The Company has not met its burden of proof to exclude the Proposal under Rule 14a-8(g), nor has it demonstrated the Proposal may be excluded under Rule 14a-8(i)(7). For these reasons, Bristol-Meyers Squibb has failed to carry its burden of justifying exclusion of the Proposal. We respectfully ask the Division to advise the Company that its request for No-Action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me at 202-637-5335 or by email at rmcgarra@aflcio.org if there is any further information that can be provided.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Amy L. Goodman, Esq.
Sandra Leung, Bristol-Myers Squibb Company

Exhibit A

Clerk of the House of Representatives
Legislative Resource Center
B-106 Cannon Building
Washington, DC 20515
http://lobbyingdisclosure.house.gov

Secretary of the Senate
Office of Public Records
232 Hart Building
Washington, DC 20510
http://www.senate.gov/lobby

LOBBYING REPORT

Lobbying Disclosure Act of 1995 (Section 5) **- All Filers Are Required to Complete This Page**

1. Registrant Name ☑ Organization/Lobbying Firm ☐ Self Employed Individual

BRISTOL-MYERS SQUIBB COMPANY

2. Address ☐ **Check if different than previously reported**

Address1 655 15TH STREET, NW, #300 Address2

City WASHINGTON State DC Zip Code 20005 - Country USA

3. Principal place of business (if different than line 2)

City State Zip Code - Country

4a. Contact Name Mr. RICHARD L. THOMPSON

b. Telephone Number ☐ International Number (202) 783-8618

c. E-mail

5. Senate ID# 7053-12

7. Client Name ☑ *Self* ☐ *Check if client is a state or local government or instrumentality*

BRISTOL-MYERS SQUIBB COMPANY

6. House ID# 315800000

TYPE OF REPORT 8. Year 2008 Q1 (1/1 - 3/31) ☐ Q2 (4/1 - 6/30) ☐ Q3 (7/1-9/30) ☐ Q4 (10/1 - 12/31) ☑

9. Check if this filing amends a previously filed version of this report ☐

10. Check if this is a Termination Report ☐ Termination Date

11. No Lobbying Issue Activity ☐

INCOME OR EXPENSES - YOU MUST complete either Line 12 or Line 13

12. Lobbying

INCOME relating to lobbying activities for this reporting period was:

Less than $5,000 ☐

$5,000 or more ☐ $

Provide a good faith estimate, rounded to the nearest $10,000, of all lobbying related income from the client (including all payments to the registrant by any other entity for lobbying activities on behalf of the client).

13. Organizations

EXPENSE relating to lobbying activities for this reporting period were:

Less than $5,000 ☐

$5,000 or more ☑ $ 1,025,520.00

14. REPORTING Check box to indicate expense accounting method. See instructions for description of options.

☑ **Method A.** Reporting amounts using LDA definitions only

☐ **Method B.** Reporting amounts under section 6033(b)(8) of the Internal Revenue Code

☐ **Method C.** Reporting amounts under section 162(e) of the Internal Revenue Code

Signature ✓

Date 01/21/2009

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

v6.0.1f

Registrant BRISTOL-MYERS SQUIBB COMPANY Client Name BRISTOL-MYERS SQUIBB COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code CAW Clean Air and Water (Quality) (one per page)

16. Specific lobbying issues

NO BILL, Pharmaceuticals in the environment. Lobbied to educate Members of Congress on the issue of pharmaceuticals in the environment.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Michael	Carozza	Mr.		☐
Christopher	Pernie	Mr.		☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code CPT Copyright/Patent/Trademark (one per page)

16. Specific lobbying issues

S. 1145, Patent Reform Act of 2007. Lobbied Members of Congress to improve provisions related to inequitable conduct and damages.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Michael	Carozza	Mr.		☐
Christopher	Pernie	Mr.		☐
Dick	Thompson	Mr.		☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code CSP Consumer Issues/Safety/Products (one per page)

16. Specific lobbying issues

S. 2928, BPA-Free Kids Act of 2008. Lobbied to inform Members of Congress on the safety of materials used to line cans of infant formula.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Michael	Carozza	Mr.		☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

Registrant . BRISTOL-MYERS SQUIBB COMPANY Client Name BRISTOL-MYERS SQUIBB COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code HCR Health Issues (one per page)

16. Specific lobbying issues

H.R. 5629/S. 1695, Biologics Price Competition & Innovation Act. Lobbied Members of Congress in support of an FDA pathway for biosimilar products, patient safety, and data exclusivity.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Michael	Carozza	Mr.		☐
Christopher	Perńie	Mr.		☐
Lane	Penry	Mrs.		☐
Dick	Thompson	Mr.		☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

ADDENDUM for General Lobbying Issue Area: HCR - Health Issues

H.R. 1424, The Paul Wellstone Mental Health and Addiction Equity Act.Lobbied Members of Congress in support of mental health parity and against increased Medicaid rebates.
S. 2731/ H.R. 5501, Tom Lantos and Henry J. Hyde United States Global Leadership Against HIV/AIDS, Tuberculosis, and Malaria Reauthorization Act of 2008. Lobbied Members of Congress in support of reauthorization of the President's Emergency Program for AIDS Relief.
H.R. 5839, Safeguarding America's Pharmaceuticals Act. Lobbied to educate Members of Congress about safety of the prescription drug supply chain.
H.R. 3610, Food and Drug Import Safety Act of 2007. Lobbied to ensure safety and access to prescription drugs.
S. 999, The STOP Stroke Act. Lobbied for passage of bill.
NO BILL, Pharmaceuticals in The environment. Lobbied to educate Members of Congress on the issue of pharmaceuticals in the environment.
H.R.3043, Labor, HHS Appropriations Bill. Lobbied to ensure patient access to HIV/AIDS medicines through ADAP.

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code LAW Law Enforcement/Crime/Criminal Justice (one per page)

16. Specific lobbying issues

H.R. 6491, To amend title 18, U.S. Code, to combat, deter, and punish individuals and enterprises engaged nationally/internationally in organized crime involving theft and interstate fencing of stolen retail merchandise, and for other purposes. Lobbied in support of efforts to control retail theft via the Internet.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Michael	Carozza	Mr.		☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code MED Medical/Disease Research/Clinical Labs (one per page)

16. Specific lobbying issues

NO BILL, Cancer Research. Lobbied to support cancer research.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Michael	Carozza	Mr.		☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code: MMM | Medicare/Medicaid (one per page)

16. Specific lobbying issues

NO BILL, Medicare Part D Oversight. Lobbied Members of Congress to educate on the benefits of private negotiation in Medicare Part D.
S. 3101, Medicare Improvements for Patients and Providers Act. Lobby to maintain the current rebate percentage.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Michael	Carozza	Mr.		☐
Christopher	Pernie	Mr.		☐
Lane	Penry	Mrs.		☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

Registrant BRISTOL-MYERS SQUIBB COMPANY Client Name BRISTOL-MYERS SQUIBB COMPANY

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code TAX Taxation/Internal Revenue Code (one per page)

16. Specific lobbying issues

H.R. 1424, The Emergency Economic Stabilization Act of 2008. Lobbied to extend the Research and Development Tax Credit.

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Michael	Carozza	Mr.		☐
Christopher	Pernie	Mr.		☐
Lane	Penry	Mrs.		☐
				☐
				☐
				☐
				☐
				☐
				☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

Printed Name and Title Richard L. Thompson, Senior Vice President of Policy & Government Affairs

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 24, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bristol-Myers Squibb Company; Stockholder Proposal of the AFL-CIO Reserve Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders of [the Company] request that the Board of Directors prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., lobbying activities that relate to the Company's products).

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Addresses Matters Related to the Company's Ordinary Business Operations.

Under well-established precedent, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As noted above, the Proposal is focused on lobbying activities related to the Company's products. Specifically, the Proposal requests a report on lobbying activities related to the Medicare Part D Prescription Drug Program ("Medicare Part D"), a federal program that directly affects the sale, distribution and pricing of many of the pharmaceuticals and prescription drug products manufactured and sold by the Company The Staff consistently has taken the position that stockholder proposals directed at lobbying activities related to a company's products are excludable pursuant to Rule 14a-8(i)(7). For example, in *Philip Morris Companies, Inc.* (avail. Feb. 22, 1990), a company that made nearly three-fourths of its operating profits from the sale of tobacco products was asked to report on its lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and opening foreign markets to U.S. tobacco products. In permitting exclusion of the proposal under Rule 14a-8(c)(7), the predecessor of Rule 14a-8(i)(7), the Staff noted that "the proposal appears to be directed toward the Company's lobbying activities concerning its products. The proposal, therefore, appears to deal with decisions made by the [c]ompany with respect to its business operations." *See also General Electric Co.* (avail. Jan. 29, 1997) (proposal seeking to prohibit the company's board from using company funds for citizen ballot initiatives, including initiatives related to the company's products; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and noted that "the proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., lobbying activities which relate to the [c]ompany's products)."); *Philip Morris Companies, Inc.* (avail. Jan. 3, 1996) (proposal to limit tobacco company's ability to lobby with respect to the sale, distribution, use, display or promotion of tobacco products; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and "particularly noted that the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products."); *General Motors Corp.* (avail. Mar. 17, 1993) (proposal to require an automobile manufacturer to cease lobbying to influence legislation dealing with automobile fuel economy standards; Staff concurred in exclusion pursuant to Rule 14a-8(c)(7) and "particularly noted that the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products."). The Staff further stated its view regarding reports on lobbying activities in *General Electric Co.* (avail. Feb. 22, 2000) where a proposal requested a report "outlining [the company's] policies and use of shareholder funds for political purposes." According to the Staff, this proposal was not excludable because it focused on the company's "general political activities *rather than [the company's] products, services or operations*" (emphasis added).

The subject of the Proposal, Medicare Part D lobbying, is directly related to the Company's products. Medicare Part D is a federal program designed to help Medicare beneficiaries pay for the costs of prescription drugs they use. *See* Centers for Medicare & Medicaid Services, U.S. Dep't of Health and Human Services, *Your Guide to Medicare Prescription Drug Coverage* 1 (2008), http://www.medicare.gov/Publications/Pubs/pdf/11109.pdf. The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals and related health care products. Over 80% of the Company's revenue in 2007 came from its pharmaceuticals segment, and numerous drugs manufactured and sold by the Company are covered by Medicare Part D prescription drug plans. Thus, the Medicare Part D prescription drug program is directly related to the Company's products, and any of the Company's lobbying activities related to Medicare Part D are ordinary business matters.

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See* Section D.2, Staff Legal Bulletin No. 14C (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."). As a result, even where the resolution in a stockholder proposal makes passing reference to matters that do not involve ordinary business, the proposal is excludable when the resolution and supporting statement, taken together and viewed as a whole, implicate ordinary business. For example, in *General Electric Co.* (avail. Jan. 10, 2005), the Staff concurred in the exclusion of a stockholder proposal where the resolution related to the company's executive compensation policy (a subject of stockholder proposals that the Staff has determined generally are not excludable) because the supporting statement primarily addressed the issue of the depiction of smoking in motion pictures. In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Corrections Corp. of America* (avail. Mar. 15, 2006) (concurring in the omission of a proposal where the resolution addressed a particular executive compensation policy, but the thrust and focus of the supporting statement related to general compensation matters).

This position is also reflected in numerous no-action letters addressing proposals on corporate charitable giving. In this context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between proposals that address a company's general policies toward charitable giving, which the Staff has concluded are not excludable, and proposals that focus on charitable giving to particular types of organizations, which the Staff has concluded are excludable. In assessing this distinction, the Staff not only has reviewed the resolution set forth in the proposal, but also has assessed the resolution and the supporting statement as a whole. For example, in *Wyeth* (avail. Jan. 23, 2004), the Staff determined that the company could not exclude a proposal asking the company to refrain from making charitable contributions where the supporting statement did not focus on giving to a particular type of charitable organization. In contrast, in *Bank of America Corp.* (avail. Jan. 24, 2003), the Staff concurred that the company could exclude a proposal with a resolution that was virtually identical to the one considered in *Wyeth*, but in which the supporting statement focused on ceasing contributions to a particular type of charitable organization. Likewise, in *American Home Products* (avail. Mar. 4, 2002), the proposal requested that the board form a committee to study and report on the impact of charitable contributions on the company's business and share value. However, because five of the six "whereas" clauses in the proposal addressed giving to Planned Parenthood and similar organizations, the Staff concurred that the company could exclude the proposal. *See also Schering-Plough Corp.* (avail. Mar. 4, 2002) (same).

Significantly, just as the proposals in *American Home Products* and *Schering-Plough* focused on particular charities rather than the companies' charitable giving policies generally, the Proposal here does not focus on the Company's lobbying activities generally. Instead, the Proposal consists of numerous paragraphs addressing one particular area of lobbying activities and expenses: Medicare Part D. Like the supporting statement, the resolution focuses almost exclusively on Medicare Part D, with the exception of a single reference to "a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress," which the resolution asks the Company to provide "together with" the requested report on the Company's lobbying activities and expenses relating to [Medicare Part D]."

The no-action precedent discussed above reflects the fact that the resolution and the supporting statement must be viewed as a whole. The supporting statement accompanying the Proposal is wholly focused on Medicare Part D and its prohibition on Medicare negotiating drug prices directly with prescription drug companies. The supporting statement contains a brief history of the Medicare Modernization Act of 2003 (establishing Medicare Part D), and contains numerous facts and statistics regarding the coverage, costs and mechanics of Medicare Part D. The final paragraph of the supporting statement appears to provide an explanation of the Proponent's motivation for submitting the Proposal: "[s]hareholders of the Company need comprehensive information *on the Company's lobbying and related activities relating to the Medicare Part D Program* to determine how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies" (emphasis added). Thus, the resolution and supporting statement taken together confirm that the Proposal's subject matter is the Company's lobbying activities and expenses related to Medicare Part D.

For the reasons cited above, and consistent with *Philip Morris Companies, Inc.* (avail. Feb. 22, 1990), the Proposal should be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., lobbying activities that relate to the Company's products).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Amy L. Goodman

ALG/als
Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
Daniel F. Pedrotty, Office of Investment Director, AFL-CIO

100573001_5.DOC

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 18, 2008

Sent by FAX and UPS Next Day Air

Ms. Sandra Leung, Senior Vice President,
General Counsel and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154-0037

Dear Ms. Leung:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Bristol-Myers Squibb Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,200 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



Report on Medicare Part D Lobbying Activities and Expenses

Resolved: Shareholders of Bristol-Myers Squibb Company (the "Company") request that the Board of Directors prepare a report by July 31, 2009, at reasonable expense and omitting proprietary information, describing the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program, together with a description of the lobbying activities and expenses of any entity supported by the Company, during the 110th Congress.

Supporting Statement

The Medicare Modernization Act of 2003 established a voluntary outpatient prescription drug benefit for people on Medicare, known as Part D, that went into effect in 2006. All 44 million elderly and disabled beneficiaries have access to the Medicare drug benefit through private plans approved by the federal government. Medicare replaced Medicaid as the primary source of drug coverage for beneficiaries with coverage under both programs.

As of January 2008, the Department of Health and Human Services (HHS) reported that 25.4 million beneficiaries are enrolled in Medicare Part D plans, an increase of 1.5 million since January 2007. Another 10.2 million have creditable drug coverage through retiree plans, including Federal Employees Health Benefit Program and TRICARE (the U.S. government-sponsored health insurance plan for active military members, their families and retirees).

HHS estimates that Part D spending will total $45 billion in 2008 and $55 billion in 2009. Spending depends on several factors: the number of Part D enrollees, their health status and drug utilization, the number of low-income subsidy recipients, and the ability of plans to negotiate discounts and rebates with drug companies and manage use (e.g. promoting use of generic drugs and mail order pharmacies). The Medicare Modernization Act prohibits Medicare from negotiating drug prices directly.

Since health care costs and reform have become a major public policy issue, the Congress has repeatedly reviewed the merits of prohibiting Medicare from negotiating prices directly with prescription drug companies. The 111th Congress and the President will again consider the merits of this prohibition.

Shareholders of the Company need comprehensive information on the Company's lobbying and related activities relating to the Medicare Part D Program to determine how the Company is protecting and enhancing shareholder value related to this prohibition on Medicare's negotiating drug prices directly with prescription drug companies.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 19, 2008

Ms. Sandra Leung, Senior Vice President,
General Counsel and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154-0037

Re: Bristol-Myers Squibb Company

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 1,200 shares of common stock (the "Shares") of Bristol-Myers Squibb Company, beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account # . The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

END

8550-253